SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

UGC Europe, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
90268P 10 2 (CUSIP Number)

Michelle L. Keist
UnitedGlobalCom, Inc.
4643 S. Ulster Street, Suite 1300
Denver, CO 80237
(303) 770-4001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 12, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 90268P 10 2	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) UnitedGlobalCom, Inc. 84-1602895

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* 00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF Shares		7.	SOLE VOTING POWER 33,374,089(1)
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON With		9.	SOLE DISPOSITIVE POWER 33,374,089(1)

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,374,089(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.75%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)
Some of the shares of Issuer Common Stock are held by wholly-owned subsidiaries of the Reporting Person.

CUSIP No. 90268P 10 2	13D	Page 3 of 4 Pages

Item 4. Purpose of Transaction

Item 4 is deleted in its entirety and replaced with the following:

On October 5, 2003, UnitedGlobalCom, Inc. ("the Reporting Person") submitted a letter (the "Proposal Letter") to the independent members of the board of directors of the Issuer setting forth the Reporting Person's proposal to acquire all of the outstanding shares of Issuer's common stock not owned by the Reporting Person or its subsidiaries in exchange for 9.0 shares of the Reporting Person's Class A common stock, subject to customary conditions. On October 6, 2003, the Reporting Person issued a press release (the "October 6 Press Release"), publicly announcing the commencement of the tender offer. On November 4, 2003, the Reporting Person issued a press release announcing the extension of the expiration date of the offer from 5:00 p.m., New York time, on Tuesday, November 4, 2003, to 5:00 p.m., New York time, on Friday, November 7, 2003. On November 7, 2003, the Reporting Person issued a press release announcing the extension of the expiration date of the offer from 5:00 p.m., New York time, on Friday, November 7, 2003, to 5:00 p.m., New York time, on Friday, November 14, 2003.

On November 12, 2003, the Reporting Person issued a press release (the "November 12 Press Release") announcing that it has amended the terms of the exchange offer to acquire each of the outstanding shares of the Issuer's common stock not owned by the Reporting Person or its subsidiaries in exchange for 10.3 shares of the Reporting Person's Class A common stock. The amendment to the exchange offer also modifies certain conditions to the Reporting Person's obligation to acquire shares in the offer and extends the expiration date of the offer to December 18, 2003. The November 12 Press Release also sets forth other new terms of the exchange offer.

If the exchange offer is successful, upon its completion the Reporting Person will beneficially own 90% or more of the outstanding shares of the Issuer's common stock, and the Reporting Person will effect, in compliance with Delaware law, a "short-form" merger of the Issuer with a subsidiary of the Reporting Person.

A copy of the Proposal Letter, the October 6 Press Release and the Schedule TO Tender Offer Statement of the Reporting Person's wholly-owned subsidiary, Europe Acquisition, Inc, filed with the Commission on October 6, 2003, were included as exhibits to the Amendment No. 4 to Schedule 13D filed by the Reporting Person on October 6, 2003. A copy of the November 12 Press Release is included as an exhibit hereto as is the Amendment No. 3 to Schedule TO Tender Offer Statement of Europe Acquisition, Inc, filed with the Commission on November 13, 2003, each of which is incorporated herein by reference. The description of the exchange offer and merger is qualified in its entirety by reference to the November 4 Press Release and Schedule TO, as amended.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no arrangements with any party with respect to the securities of the Issuer; however, the Reporting Person's issuance of the Reporting Person's shares in the exchange offer will trigger the preemptive right of Liberty Media Corporation ("Liberty") to acquire shares of the Reporting Person. Liberty has waived, however, its right to acquire more shares than the number of shares that, when added to the approximately 8.2 million shares it has agreed to acquire from our founding stockholders, will maintain its ownership in us at 55% (or in certain limited cases up to 60%) following the closing of the exchange offer and merger. The price at which Liberty may acquire these shares of the Reporting Person's Class A common stock is the average of the volume weighted average price of the Issuer's common stock for the three trading days ending on the expiration date of the exchange offer divided by 10.3 (the exchange ratio in the exchange offer). Liberty may exercise this pre-emptive right by giving us notice within ten business days of our notice to Liberty of our acceptance of shares in the exchange offer.

Item 7. Material to be Filed as Exhibits

1.
Press release of the Reporting Person, dated November 12, 2003, incorporated by reference from the Current Report on Form 8-K of the Reporting Person (File No. 000-49658), dated November 12, 2003.

2.
Amendment No. 3 to the Schedule TO Tender Offer Statement of the Reporting Person's wholly-owned subsidiary, Europe Acquisition, Inc, with respect to the Issuer filed with the Commission on November 13, 2003, is hereby incorporated by reference.

CUSIP No. 90268P 10 2	13D	Page 4 of 4 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITEDGLOBALCOM, INC.
Dated: November 13, 2003	By:	/s/ FREDERICK G. WESTERMAN, III Frederick G. Westerman, III Chief Financial Officer